April 18, 2016

VIA E-MAIL AND EDGAR

Pamela Long

Assistant Director, Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Axiall Corp.

Preliminary Proxy Statement filed on Schedule 14A filed by Westlake Chemical Corporation and Westlake NG IV Corporation

Filed April 4, 2016

File No. 001-09753

Form 425 Filed on March 7, 2016 and April 4, 2016 by Westlake Chemical Corporation

File No. 001-09753

Dear Ms. Long:

On behalf of Westlake Chemical Corporation (“Westlake”) and Westlake NG IV Corporation (collectively, the “Filing Persons”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Preliminary Proxy Statement with respect to Axiall Corporation (“Axiall”) on Schedule 14A filed with the Commission on April 4, 2016 (the “Preliminary Proxy Statement”) and the Form 425 filings filed with the Commission on March 7, 2016 and April 4, 2016 (the “425 Filings”), contained in your letter to L. Benjamin Ederington dated April 13, 2016 (the “Comment Letter”), we submit this letter containing the Filing Persons’ responses to the Comment Letter. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold text followed by our response.

U.S Securities and Exchange Commission

Attn: Pamela Long, p. 2

In connection with this letter, we are filing a revised version of the Preliminary Proxy Statement (the “Revised Proxy Statement”) on the date hereof, and we will separately furnish to the Staff a copy of the Revised Proxy Statement marked to show the changes made to the Preliminary Proxy Statement as filed with the Commission on April 4, 2016.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Revised Proxy Statement.

PREC14A

General

1.	Please revise so that all participants in the solicitation appear as filers on the cover page of the Schedule 14A. Note that Instruction 3 to Item 4 of Schedule 14A defines the term “participant” to include all nominees for the election of director.

Response 1:

The Filing Persons respectfully advise the Staff that they have revised the cover page of the Revised Proxy Statement to include the names of all of the Nominees and the Alternate Nominee.

2.	Please avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please disclose the factual foundation for such assertions either in the proxy statement, on a supplemental basis or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Please refer to Rule 14a-9.

Response 2:

The Filing Persons respectfully acknowledge the Staff’s comment. The Filing Persons respectfully advise the Staff that the Filing Persons are aware of their obligations under Rule 14a-9 and will avoid disclosure that impugns character, integrity or personal reputation or makes charges of illegal, improper or immoral conduct without factual foundation. The Filing Persons’ response to each of the individually bulleted items is set forth below.

•	“that Axiall’s implementation of its standalone strategic plan could be destroying value rather than creating it”

Response 2(a):

The Filing Persons respectfully advise the Staff that, as specified in the Revised Proxy Statement, this statement expresses a concern of the Filing Persons based on the belief of the Filing Persons, and is characterized as such.

The Filing Persons’ belief that the implementation of Axiall’s standalone strategic plan could be value destructive is based on, among other things, Axiall’s track record of implementing previous strategic initiatives, the market reaction to the announcement of certain key components of Axiall’s standalone strategic plan and, in light of the co-dependencies between the Building Products business and Axiall’s remaining Chlorovinyls business, the potential dis-synergies associated with a sale of the Building Products business. Axiall’s current strategic plan also marks a reversal of its previously announced strategy of seeking to integrate its disparate businesses in order to, among other things, mitigate EBITDA cyclicality. Accordingly, the Filing Persons respectfully submit to the Staff that they believe that the businesses Axiall has elected to sell piecemeal as part of its strategic plan may have greater value to Axiall stockholders as elements of a whole than as component parts.

The Filing Persons respectfully call to the Staff’s attention that Axiall’s previous strategic initiatives have had the following results:

•	an approximately 99% decline in Axiall’s stock price during the 10-year period from January 22, 2006 to January 22, 2016 (the last trading day prior to the submission of the Initial Proposal); and

•	an $847.8 million goodwill impairment recorded by Axiall in the third quarter of 2015 resulting from the combination of Georgia Gulf (Axiall’s predecessor) and PPG’s chemical business in 2013.

U.S Securities and Exchange Commission

Attn: Pamela Long, p. 3

In addition, the Filing Persons would respectfully call the Staff’s attention to the fact that, as evidenced by the reaction of Axiall’s stock price to the announcement of certain key components of Axiall’s standalone strategic plan (highlighted in the table below), the market has not responded favorably, particularly when compared to the stock price performance of Axiall’s closest competitor, Olin Corporation.

Announcement	Date	Axiall Stock Price Performance on Date of Announcement	Olin Corporation Stock Price Performance on Date of Announcement	S&P 500 Performance on Date of Announcement
Realization of 25% of $100 million target cost savings	February 11, 2016	(0.4)%	+2.1%	(1.2)%
Final investment decision on ethane cracker joint venture with Lotte Chemical	December 17, 2015	(5.8)%	(3.6)%	(1.5)%
Sale of Aromatics Business	October 1, 2015	(0.8)%	+0.8%	+0.2%
Renegotiation of ethane cracker joint venture with Lotte Chemical	June 17, 2015	(1.1)%	(1.5)%	+0.2%

Furthermore, given the integrated nature of the Building Products business with the rest of Axiall, the Filing Persons believe a sale of the Building Products business could have a negative impact on Axiall’s remaining business. For instance, Axiall’s Building Products business is the largest consumer of Axiall’s PVC resin. A split of the Building Products business from the rest of Axiall would therefore increase Axiall’s merchant exposure and therefore may limit its ability to maintain prices in the market. In addition, there are existing integration, logistic and back office synergies between Axiall’s businesses. Accordingly, a sale of the combined business, which would maintain these synergies, should be expected to achieve a higher price than the piecemeal sale of Axiall’s component parts.

Finally, Axiall recently stated that it expects the sale of its Building Products business to generate approximately $600 to $700 million of net sale proceeds. Axiall did not disclose, however, that it spent $1.6 billion to acquire the business in 2006.

The Filing Persons also respectfully refer the Staff to Response 2(b) below for additional information supporting their belief that Axiall’s implementation of its standalone strategic plan could be destroying value rather than creating it, including Axiall’s rejection of the Revised Proposal which would provide a greater than 143% premium to Axiall’s unaffected stock price of $9.60, which unaffected stock price Westlake believes reflected the market’s valuation of Axiall’s standalone strategic plan.

The Filing Persons therefore respectfully submit to the Staff that the statement at issue has an adequate factual foundation.

•	“we believe that the current directors of Axiall are not acting in your best interests”

Response 2(b):

The Filing Persons respectfully advise the Staff that this statement is based on the belief of the Filing Persons, and is characterized as such.

The Filing Persons respectfully submit to the Staff that, as described in the Revised Proxy Statement, the Axiall board of directors hastily rejected both the Initial Proposal and the Revised Proposal, each of which would provide a substantial premium to Axiall stockholders. For example, the Revised Proposal would provide a greater than 143% premium to Axiall’s unaffected stock price on January 22, 2016. In fact, the Revised Proposal’s $14.00 cash component alone reflected an approximately 46% premium to such unaffected stock price and the additional stock component of 0.1967 of a Westlake share offers the Axiall stockholders upside sharing of synergies and ownership in the combined company. We respectfully submit to the Staff that Westlake believes the decision of the current Axiall board of directors to reject Westlake’s Initial Proposal and Revised Proposal prevents Axiall stockholders from receiving value they cannot achieve as stockholders of Axiall as a standalone company.

Furthermore, the Filing Persons respectfully submit to the Staff that, as described in the Revised Proxy Statement, the current Axiall board of directors has repeatedly refused to engage in substantive negotiations with Westlake, make a counterproposal or provide Westlake with additional feedback or specific guidance regarding the reasons for Axiall’s rejection of the Initial Proposal or the Revised Proposal beyond the general statements contained in Axiall’s written responses. The Filing Persons respectfully refer the Staff to Response 7 below for further information regarding Axiall’s rejection of the Initial Proposal and the Revised Proposal. The Filing Persons believe this course of action demonstrates that the Axiall board of directors’ principal objective is to maintain the independence of Axiall and an unwillingness on the part of the Axiall board of directors to act in the best interests of Axiall stockholders in the past and therefore provides the basis for the Filing Persons’ opinion that they will not do so in the future.

The Filing Persons respectfully submit to the Staff that the public statements of certain of Axiall’s largest stockholders suggest that Axiall’s stockholders share the Filing Persons’ view. For instance:

•	On February 5, 2016, Franklin Resources, Inc., which has disclosed that it holds an approximately 6% stake in Axiall, filed a Form SC 13D/A with the Commission disclosing its belief that the Axiall board of directors should undertake a “substantial strategic review encompassing the potential sale of all or parts of the company, its capital allocation plans, cost structure, and the possible replacement of senior management.”

U.S Securities and Exchange Commission

Attn: Pamela Long, p. 4

•	On February 1, 2016, Brigade Capital Management, LP (“Brigade”), which has disclosed that it holds an approximately 2% stake in Axiall, publicly released a letter to Mark L. Noetzel, the then-Chairman of Axiall’s board of directors, outlining its views on Westlake’s Initial Proposal. Brigade noted that it was “disappointed that Axiall did not engage more fully in substantive discussions in order to determine whether an improved offer could be negotiated” and that it believes “the combination with Westlake is logical.” Brigade also asked the Axiall board of directors to “promptly engage in good faith discussions with Westlake.”

•	On January 29, 2016, Samuel Shapiro, Chairman of Shapiro Capital Management, which has disclosed that it holds an approximately 10% stake in Axiall, was quoted in a Bloomberg interview as saying “Axiall management should meet with Westlake Chemical to negotiate the offer in the interest of holders.”

The Filing Persons would also respectfully call to the Staff’s attention that the amended and restated limited liability company agreement of LACC, LLC (the “Lotte JV”) between Eagle US 2 LLC, a wholly owned subsidiary of Axiall, and Lotte Chemical USA Corporation (the “Lotte JV Agreement”), filed as an exhibit to the Form 8-K filed by Axiall on June 23, 2015, expressly prohibits Lotte Chemical USA Corporation and Eagle US 2 LLC, the members of the Lotte JV, from transferring any of their respective ownership interests in the Lotte JV to, and also prohibits the Lotte JV from issuing any ownership interests to, Westlake or any of its affiliates without Axiall’s prior written consent, but does not prohibit the transfer or sale of such interests to any other company. The Filing Persons respectfully submit to the Staff that this provision supports the Filing Persons’ concern that the current Axiall board of directors has a particularized (and undisclosed) concern about Westlake as a potential buyer.

The Filing Persons also respectfully refer the Staff to Response 2(a) and Responses 2(c) through (h) below for additional information supporting the statement at issue.

The Filing Persons therefore respectfully submit to the Staff that the statement at issue has an adequate factual foundation.

•	“that the Axiall’s actions may be intended to delay the Annual Meeting”

Response 2(c):

The Filing Persons respectfully advise the Staff that this statement expresses a concern of the Filing Persons based on the belief of the Filing Persons, and is characterized as such.

The Filing Persons respectfully call the Staff’s attention to the following:

•	Axiall held the 2015 annual meeting of the Axiall stockholders on May 19, 2015 and first mailed the definitive proxy statement for such meeting on or around April 17, 2015.

•	Axiall held the 2014 annual meeting of the Axiall stockholders on May 20, 2015 and first mailed the definitive proxy statement for such meeting on or around April 18, 2015.

•	Axiall held the 2013 annual meeting of the Axiall stockholders on May 21, 2015 and first mailed the definitive proxy statement for such meeting on or around April 19, 2015.

However, as of April 17, 2016, the Filing Persons believe Axiall has yet to take any of the following actions: (i) set the record date for the Annual Meeting (which must be done at least 10 days in advance of the date of the annual stockholder meeting under applicable Delaware law and New York Stock Exchange listing rules), (ii) notify the New York Stock Exchange of the record date for the Annual Meeting in a manner that complies with the applicable New York Stock Exchange listing rules, (iii) clear the definitive proxy statement for the Annual Meeting with the Commission (which must be done prior to Axiall furnishing the definitive proxy statement for the Annual Meeting to Axiall stockholders) or (iv) furnish the definitive proxy statement for the Annual Meeting to Axiall stockholders (which the Filing Persons believe must be done at least 20 business days prior to the Annual Meeting given that Axiall has chosen to incorporate by reference into its proxy statement for the Annual Meeting information contained in Axiall’s other filings with the Commission). Based on the date on which Axiall’s most recent annual stockholder meetings have been held and the lack of progress Axiall has made in taking the steps necessary to hold the Annual Meeting, it is clear that the Annual Meeting will be significantly delayed.

U.S Securities and Exchange Commission

Attn: Pamela Long, p. 5

The Filing Persons therefore respectfully submit to the Staff that the statement at issue has an adequate factual foundation.

•	“Axiall board of directors’ unrealistic expectations and entrenched position”

Response 2(d):

The Filing Persons respectfully advise the Staff that they have revised the statement in the introductory letter to Axiall stockholders and the disclosure on pages 7 and 12 of the Revised Proxy Statement to clarify that this statement is based on the belief of the Filing Persons. The Filing Persons respectfully advise the Staff that the instance of this statement on page 37 of the Revised Proxy Statement is a quote from correspondence sent by Westlake to Axiall and was based on the belief of Westlake at the time it was made.

Axiall stated in its filing on Form 8-K on April 4, 2016 that it has estimated synergies in a potential transaction with Westlake “could be as high as $270 million annually.” The Filing Persons respectfully submit to the Staff that they believe Axiall’s estimated synergies of as high as $270 million on an annual basis are unrealistic and highly unlikely to be achieved. The Filing Persons respectfully refer the Staff to Response 2(f) below for additional information supporting the Filing Person’s belief that Axiall’s synergy estimates are unrealistic.

Furthermore, the standalone financial projections that Axiall provided to representatives of Westlake during a meeting on March 18, 2016 project that Axiall’s EBITDA would nearly triple over the next five years from $330 million in 2015 to $961 million in 2019. The Filing Persons believe these forecasts reflect an unrealistic scenario in light of Axiall’s recent performance and track record. In fact, Axiall’s business has never generated more than $641.7 million in EBITDA.1 The Filing Persons respectfully refer the Staff to Response 2(f) below for additional information supporting the Filing Person’s belief that Axiall’s standalone financial projections are unrealistic.

The Filing Persons also respectfully submit to the Staff that Axiall has taken a number of actions which provide a fair and reasonable basis for the Filing Persons’ belief that Axiall’s leadership, including the Axiall board of directors, are “entrenched,” including the following:

•	The Axiall board of directors hastily rejected both the Initial Proposal and the Revised Proposal (in each case in less than forty-eight hours after receipt of the proposal), each of which would provide a substantial premium to Axiall stockholders (the Revised Proposal would provide Axiall stockholders with an over 143% premium based on Axiall’s unaffected stock price).

•	Axiall has repeatedly refused to engage in negotiations with Westlake or provide Westlake with a counterproposal or additional feedback or specific guidance regarding the reasons for its rejection of the Initial Proposal or the Revised Proposal despite the publicly stated preferences of certain of Axiall’s largest stockholders.

•	As Axiall disclosed in its filing on Form 8-K filed on April 4, 2016, as a condition to allowing Westlake access to limited diligence information, Axiall required Westlake to enter into a confidentiality agreement which prohibits Westlake from commencing a tender or exchange offer for, or otherwise purchasing, shares of Axiall common stock, thereby denying Axiall stockholders the opportunity to sell their shares to Westlake and take advantage of the significant premium Westlake has proposed.

•	As discussed above, the Lotte JV Agreement expressly prohibits the members of the Lotte JV from transferring any of their respective ownership interests in the Lotte JV to, and prohibits the Lotte JV from issuing any ownership interests in the Lotte JV to, Westlake or any of its affiliates without Axiall’s prior written consent, but does not prohibit the transfer or issuance of such interests to any other company.

[1]	Represents $672 million 2013 EBITDA, net of the $30.5 million 2013 EBITDA contribution from the divested Aromatics business.

U.S Securities and Exchange Commission

Attn: Pamela Long, p. 6

The Filing Persons therefore respectfully submit to the Staff that the statement at issue has an adequate factual foundation.

•	“Axiall has consistently overestimated the earnings power of its business and has a track record of failing to deliver on its operational and strategic objectives”

Response 2(e):

The Filing Persons respectfully advise the Staff that this statement is a quote from correspondence sent by Westlake to Axiall and was based on the belief of Westlake at the time it was made.

The Filing Persons would also respectfully call to the Staff’s attention that Axiall’s EBITDA has consistently declined during the last several years notwithstanding that during such period Axiall’s management has provided specific guidance to the market to the effect that it believed its performance at such time reflected “trough EBITDA.” For example, in July 19, 2012, Paul Carrico, the President and CEO of George Gulf Corporation (a predecessor of Axiall) stated “…we illustrate the dramatic improvement in mid-cycle and trough EBITDA that comes from this combination. We expect combined mid-cycle EBITDA of over $850 million, including cost synergies […] Likewise, trough EBITDA for the combined company will exceed $550 million.” Axiall’s reported EBITDA for its 2014 fiscal year was $436 million and for its 2015 fiscal year was $330 million (see below).2

The Filing Persons would also respectfully call to the Staff’s attention the fact that at the end of each of 2013, 2014 and 2015, Axiall missed equity research EBITDA consensus estimates from the beginning of such year. With respect to 2013, the January consensus EBITDA estimate was $792 million while the actual result at year-end was $672 million. With respect to 2014, the January consensus EBITDA estimate was $738 million while the actual result at year-end was $436 million. With respect to 2015, the January consensus EBITDA estimate was $600 million while the actual result at year-end was $330 million.

The Filing Persons would also respectfully call to the Staff’s attention that, as described in Response 2(a) above, the Filing Persons believe Axiall’s previous strategic initiatives have destroyed stockholder value as evidenced by the performance of Axiall’s stock price and its asset write-downs, as well as the negative market reaction to a number of strategic announcements.

The Filing Persons therefore respectfully submit to the Staff that the statement at issue has an adequate factual foundation.

•	“unrealistic future standalone performance and highly inflated synergy estimates”

Response 2(f):

The Filing Persons respectfully advise the Staff that this statement is a quote from correspondence sent by Westlake to Axiall and was based on the belief of Westlake at the time it was made.

[2]	Statement and projected EBITDA from July 19, 2012 joint conference call announcement of merger between Georgia Gulf and PPG chemicals business.
[3]	Includes projected EBITDA contribution of the divested Aromatics business of approximately $40 million and $15 million in the Mid-Cycles and Trough respectively. Realized performance of the Aromatics business is included in the FY 2013A and FY 2014A realized EBITDA and is not included in the FY 2015A realized EBITDA (as the business was divested).

U.S Securities and Exchange Commission

Attn: Pamela Long, p. 7

The Filing Persons believe that the standalone financial projections that Axiall provided to representatives of Westlake during a meeting on March 18, 2016 are overly ambitious. Axiall’s standalone financial projections predict that Axiall’s EBITDA will nearly triple over the next five years from $330 million in 2015 to $961 million in 2019. The Filing Persons believe these forecasts reflect an unrealistic scenario in light of Axiall’s recent performance and track record. In fact, Axiall’s business has never generated more than $641.7 million in EBITDA.4 After reviewing the underlying assumptions and projections in detail with members of Axiall’s management, operations and finance teams, Westlake and its financial advisors believe that Axiall’s projections materially over-estimate the future earnings power of Axiall’s business on a standalone basis.

Additionally, as shown on the below table, Axiall would respectfully call to the Staff’s attention that Axiall management’s projections far exceed Institutional Brokers’ Estimate System (“IBES”) consensus Wall Street research estimates,5 providing further evidence of an overly optimistic view of Axiall’s standalone future performance (particularly in light of Axiall’s consistent inability to accurately predict its financial performance, as described in Response 2(e) above).

	2016E			2017E			2018E			2019E
	Axiall	IBES	Difference ($)	Axiall	IBES	Difference ($)	Axiall	IBES	Difference ($)	Axiall	IBES	Difference ($)
Revenue	$3,374	$3,205	$(169)	$3,669	$3,247	$(422)	$4,050	$3,336	$(714)	$4,346	—	—
EBITDA	317	329	12	486	400	(86)	698	402	(296)	961	—	—

The Filing Persons would also respectfully call to the Staff’s attention that, as described in Response 2(d) above, the Filing Persons believe that Axiall’s estimated annual synergies from a transaction of as high as $270 million (which would be in addition to the $100 million in annual benefits Axiall expects to receive from its ongoing cost cutting programs) are unrealistic and highly unlikely to be achieved. The Filing Persons believe that it is overly optimistic and unrealistic to assume that Westlake could gain synergies that are close to Axiall’s standalone EBITDA in 2015, which was $330 million, or Axiall’s 2016 estimated EBITDA, which is $317 million. Even if achievable, the estimate excludes any cost to achieve such synergies, which would be considerable. Axiall’s estimation of synergies also includes revenue synergies of approximately $80 million which are very difficult to achieve, particularly in light of the commodity products in which Westlake and Axiall participate. Traditionally, synergies are focused on cost cutting in back-office and overlapping functions. In 2015, Axiall’s SG&A was $300 million, so to achieve Axiall’s estimated synergies, Westlake would need to cut almost 90% of the existing SG&A expenses at Axiall. It is unrealistic to believe that a business with 23 facilities and approximately 4,900 employees could operate almost entirely without its existing overhead. Given the heavy manufacturing nature of the business, existing infrastructure is critical for health, safety, performance and reliability. Cutting all of these existing expenses must be assumed to achieve Axiall’s synergy estimates, which the Filing Persons believe is unrealistic and has led to inflated synergy estimates.

Furthermore, the Filing Persons would respectfully call to the Staff’s attention that Axiall’s estimated annual synergies were prepared without (i) familiarity with the Westlake operations that would generate such synergies, (ii) meaningful input from Westlake or its advisors regarding their own views as to potential synergies, or (iii) substantive discussion with Westlake or its advisors regarding the reasonableness of Axiall’s estimated annual synergies.

The Filing Persons therefore respectfully submit to the Staff that the statement at issue has a factual foundation.

•	the implied suggestion that Axiall’s board is not engaging “in good faith negotiations”.

Response 2(g):

The Filing Persons respectfully note to the Staff that, as described in the Revised Proxy Statement, since Westlake’s Initial Proposal on January 22, 2016, including following the execution of the confidentiality agreement, Axiall has repeatedly declined to engage in a substantive discussion of the material terms of what would constitute a proposal which the Axiall board of directors would not consider “inadequate.” In addition, Axiall’s behavior following the execution of the confidentiality agreement, including its failure to conduct the diligence process on an timely basis and its unavailability for meetings, has reinforced the Filing Persons’ concerns regarding Axiall’s underlying intentions. The Filing Persons believe this course of action demonstrates an unwillingness on the part of the current Axiall board of directors to engage in good faith negotiations.

The Filing Persons respectfully refer the Staff to Responses 2(a) through (f), which the Filing Persons believe provide further information as to Axiall’s refusal to engage in good faith negotiations with Westlake.

[4]	Represents $672 million 2013 EBITDA, net of the $30.5 million 2013 EBITDA contribution from the divested Aromatics business.
[5]	IBES Estimates are as of April 15, 2016.

U.S Securities and Exchange Commission

Attn: Pamela Long, p. 8

The Filing Persons therefore respectfully submit to the Staff that the statement at issue has a factual foundation.

This comment also applies to similar statements made in the Rule 425 filings on March 7, 2016 and April 4, 2016. For example, we note your implied suggestion that unlike Axiall’s board, your alternative nominees “provide an opportunity for Axiall shareholders to ensure their concerns and opinions are being considered,” and “are willing to evaluate all options, in accordance with their fiduciary duties.”

Response 2(h):

The Filing Persons respectfully refer the Staff to Response 2(b) above, which highlights the concerns and opinions publicly raised by several of Axiall’s largest stockholders in response to the existing Axiall board of directors’ rejection of the Initial Proposal. The Filing Persons would also respectfully call to the Staff’s attention that even after receiving such a public message from several of its largest stockholders, the Axiall board of directors continues to refuse to provide any meaningful feedback to Westlake as to the reasons for its rejection of Westlake’s two proposals and, as disclosed in the Axiall proxy statement, remains committed to the pursuit of Axiall’s standalone strategic plan.

The Filing Persons respectfully submit to the Staff that the election of the Nominees to the Axiall board of directors would send a strong message that the Axiall stockholders do not believe Axiall’s rejection of the Initial Proposal and the Revised Proposal and continued implementation of the standalone strategic plan adopted by the existing Axiall board of directors is in the best interests of the Axiall stockholders. If elected, a new Axiall board of directors could evaluate Axiall’s strategic alternatives, including the Revised Proposal, in light of the results of the election.

The Filing Persons respectfully note to the Staff that, as disclosed in the Revised Proxy Statement, each of the Nominees and the Alternate Nominee has certified as to his or her independence with respect to each of Axiall and Westlake under applicable New York Stock Exchange Rules and has committed to, if elected to the Axiall board of directors, act in the best interest of all Axiall stockholders and in accordance with his or her fiduciary duties as an Axiall director. Accordingly, the Filing Persons respectfully submit to the Staff that, if elected to the Axiall board of directors, the Nominees and the Alternate Nominee would be willing to evaluate all of Axiall’s options in accordance with their fiduciary duties.

The Filing Persons therefore respectfully submit to the Staff that the statement at issue has a factual foundation.

3.	We note that the participants intend to nominate ten directors but note that Axiall has reduced the number of authorized directors from ten to nine. Please revise to state whether you intend to solicit proxies for all ten director nominees even though the board may consist of only nine director positions. To the extent that proxy authority to vote for more than nine directors is sought, please specify the conditions that must be present in order for the proxy to not be voted as instructed. See Rule 14a-4(e).

Response 3:

The Filing Persons respectfully advise the Staff that they have revised the Revised Proxy Statement to address the Staff’s comment.

4.	We note that the filing refers security holders to information that will be contained in Axiall’s proxy statement for the annual meeting. It appears you intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations by reference to the Company’s proxy statement. Please note that in our view, reliance on Rule 14a-5(c) before the Company distributes information to security holders is not appropriate. Please tell us whether you intend to disseminate your proxy statement prior to the distribution of the Company proxy statement and, if so, confirm your understanding that you must undertake to provide any omitted information to security holders in the form of a proxy supplement.

Response 4:

The Filing Persons respectfully advise the Staff that they currently intend to disseminate their proxy statement following the distribution of Axiall’s proxy statement. If the Filing Persons determine to disseminate their proxy statement prior to the distribution of Axiall’s proxy statement and the Filing Persons intend to rely on Rule 14a-5(c) with respect to information contained in Axiall’s proxy statement, the Filing Persons will provide any such information to Axiall security holders in the form of a proxy supplement.

U.S Securities and Exchange Commission

Attn: Pamela Long, p. 9

Proposal 1 Election of Directors, page 10

5.	Please revise to include employment for the past five years for each nominee. Please refer to Item 401(e) of Regulation S-K. To the extent that any nominee retired or was otherwise not employed during the past five years, please state so explicitly. For example, there appears to be a gap in Mr. Crew’s employment from 2011 to present.

Response 5:

The Filing Persons respectfully advise the Staff that they have revised the Revised Proxy Statement to address the Staff’s comment, including to clarify that Mr. Crew has been retired from January 2012 to the present.

Background on the Solicitation, page 18

6.	We note your statement that “[w]e have received a consistent message: shareholders would like Axiall to begin discussions with us regarding our proposal.” Please provide additional information about the shareholders you refer to including the beneficial ownership held by such parties and the specifics regarding your communications with such parties.

Response 6:

The Filing Persons respectfully advise the Staff that the Filing Persons have had regular discussions with Axiall stockholders since the Initial Proposal was publicly disclosed on January 29, 2016, directly and through MacKenzie Partners, Inc., its proxy solicitor. These discussions have generally focused on the terms of the Initial Proposal and the Revised Proposal, and the strategic rationale and industrial logic for the transaction and were based on information the Filing Persons have publicly disclosed in their filings. Based on estimates prepared by MacKenzie Partners, Inc., the Filing Persons believe that they or MacKenzie Partners, Inc. have spoken with holders of more than 50% of Axiall’s common stock. These investors include arbitrageurs, hedge funds and other institutional investors as well as Axiall stockholders who also hold Westlake common stock. Based on the feedback received by the Filing Persons and MacKenzie Partners, Inc. in these discussions, the Filing Persons believe that the holders of a significant portion of Axiall’s stock support Axiall engaging in good faith negotiations with Westlake. The Filing Persons do not have any agreements, arrangements or understandings with these investors with respect to the proxy solicitation for the Annual Meeting.

7.	We note your statements that Axiall’s board “summarily rejected” your proposals and “refused to make a counterproposal or otherwise negotiate.” Please clarify how these statements reconcile with your disclosure that on March 8, 2016, representatives of Westlake met with Axiall’s board of directors (page 23), a confidentiality agreement was signed (page 24) and you “terminat[ed] discussions of a possible business combination transaction” (page 28).

Response 7:

The Filing Persons respectfully advise the Staff that they have revised the Revised Proxy Statement to address the Staff’s comment.

In addition, the Filing Persons would respectfully note that, as described in the Revised Proxy Statement, on January 25, 2016, Albert Chao, the President and Chief Executive Officer of Westlake, and M. Steven Bender, Senior Vice President and Chief Financial Officer of Westlake, traveled from Houston, Texas to Atlanta, Georgia in order to meet with, and submit the Initial Proposal to, Timothy Mann, Jr., Chief Executive Officer of Axiall, and Gregory Thompson, Executive Vice President and Chief Financial Officer of Axiall. At the January 25, 2016 meeting, Mr. Albert Chao and Mr. Bender also presented Mr. Mann and Mr. Thompson with a written letter setting forth the material terms of the Initial Proposal. At the time it was submitted to Axiall, the Initial Proposal represented a value of $20 per share of Axiall common stock and an 108% premium to Axiall’s unaffected stock price. After reading the letter, Mr. Mann and Mr. Thompson ended the meeting.

Less than forty-eight hours after Westlake submitted the Initial Proposal to Axiall, Mr. Mann and Mr. Thompson called Mr. Albert Chao and Mr. Bender and informed them that the Axiall board of directors had rejected the Initial Proposal. Axiall did not provide Westlake with a letter or any other written communication detailing the reasons for, or any other information as to why, the Axiall board of directors had rejected the Initial Proposal. Furthermore, at no time did Axiall or any of its representatives (i) request any information from Westlake with respect to the Initial Proposal, (ii) ask Westlake any questions about the terms of the Initial Proposal or (iii) attempt to negotiate the terms of the Initial Proposal with Westlake. In fact, at the time Axiall rejected the Initial Proposal, Mr. Albert Chao requested that Mr. Mann (i) provide Westlake with further feedback on the Initial Proposal, (ii) make a counterproposal or (iii) engage in further negotiations with Westlake with respect to the Initial Proposal. Mr. Mann declined Mr. Albert Chao’s request. The Filing Persons respectfully submit to the Staff that foregoing constitutes a “summary rejection” of the Initial Proposal.

U.S Securities and Exchange Commission

Attn: Pamela Long, p. 10

As described in the Revised Proxy Statement, on the evening of March 29, 2016, Westlake submitted the Revised Proposal to Axiall. The Revised Proposal represented a value of $23.35 per share of Axiall common stock – an approximately 17% increase over the Initial Proposal and an over 143% premium to Axiall’s unaffected stock price. Despite Westlake significantly increasing its proposed consideration, Axiall implicitly rejected the Revised Proposal the very next morning when without notice it terminated Westlake’s access to the on-line diligence data room, including with respect to the Building Products assets. Axiall terminated Westlake’s access without (i) providing Westlake with any feedback on the Revised Proposal, (ii) making any counterproposal or (iii) offering to negotiate the terms of the Revised Proposal. On the morning of March 31, 2016, representatives of Deutsche Bank and Goldman Sachs, financial advisors to Westlake, called a representative of Barclays, a financial advisor to Axiall, and asked if Axiall would be formally responding to the Revised Proposal – the Barclays representative’s only response was that Axiall would formally respond to the Revised Proposal shortly. On March 31, 2016, less than forty-eight hours after Westlake had submitted the Revised Proposal, Axiall delivered a letter to Westlake confirming what was already readily apparent – that the Axiall board of directors had rejected the Revised Proposal. After receiving the rejection letter on March 31, 2016, representatives of Deutsche Bank and Goldman Sachs spoke with a representative of Barclays and requested that Axiall provide more specific feedback and guidance on the Revised Proposal in order that the parties could use that feedback and guidance as a basis for further discussions. In response, the Barclays representative reported that he had been instructed by Axiall not to provide Westlake Chemical with any further feedback or guidance. The Filing Persons respectfully submit to the Staff that foregoing constitutes a “summary rejection” of the Revised Proposal.

The Filing Persons also respectfully submit to the Staff that the disclosure in the Revised Proxy Statement that Axiall “summarily rejected” the Initial Proposal on January 27, 2016, and the Revised Proposal on March 31, 2016, and “refused to make a counterproposal or otherwise negotiate with Westlake” simply describes Axiall’s response to the Initial Proposal and the Revised Proposal. The meeting between representatives of Westlake and Axiall on March 8, 2016 (the “March 8 Meeting”), the signing of a confidentiality agreement and the termination of discussions of a possible business combination transaction were separate, discrete events and the disclosure in the Revised Proxy Statement describing Axiall’s response to the Initial Proposal and the Revised Proposal is not related to these separate events, none of which the Filing Persons believe represented a response to the Initial Proposal or the Revised Proposal. For instance, the March 8 Meeting occurred almost six weeks following Axiall’s rejection of the Initial Proposal and preceded Axiall’s rejection of the Revised Proposal. At no point during the March 8 Meeting did any Axiall representative make a counterproposal or attempt to engage in any negotiations with any representative of Westlake. Moreover, the Filing Persons respectfully submit to the Staff that the signing of a confidentiality agreement by Westlake and Axiall and the March 8 Meeting only occurred after (i) Westlake publicly disclosed the Initial Proposal, (ii) the Filing Persons notified Axiall of their intent to nominate a slate of candidates for election to the Axiall board of directors, (iii) representatives of Deutsche Bank and Goldman Sachs contacted a representative of Morgan Stanley, a financial advisor to Axiall, to attempt to start a dialogue between Westlake and Axiall regarding a potential business combination transaction and (iv) Westlake issued a public letter to the Axiall stockholders on March 7, 2016.

Finally, the Filing Persons respectfully submit to the Staff that Westlake only notified Axiall of the termination of the then-existing discussions of a possible business combination transaction because (a) Axiall had rejected the Revised Proposal and terminated Westlake’s access to the on-line diligence data room and, importantly, (b) Westlake was required to deliver such a notice under the confidentiality agreement entered into between the parties on March 14, 2016 in order to (i) inform Axiall stockholders of the Revised Proposal and (ii) file the Preliminary Proxy Statement and disclose therein the information that is required to be disclosed under the proxy rules. The Filing Persons respectfully submit to the Staff that Westlake did not foreclose the possibility of further discussions or good faith negotiations with respect to a potential transaction. Accordingly, the Filing Persons respectfully submit to the Staff that the events in question cannot be fairly said to have been related or in response to Axiall’s rejection of the Initial Proposal or the Revised Proposal or a “counterproposal” or “negotiations.”

The Filing Persons therefore respectfully submit to the Staff that the statement at issue has a factual foundation.

U.S Securities and Exchange Commission

Attn: Pamela Long, p. 11

8.	We note statements throughout your filing that your merger proposals were at a premium to Axiall’s stock trading price the last trading day before the proposals. Please further discuss if and how you considered other matters, such as historical stock prices and expected synergies, when determining the merger consideration. In this regard, we note Axiall’s letter on page 26 that Axiall considered the estimated synergies to be greater than your initial price. We also note your proposal to acquire Axiall in 2012 for $35 per share.

Response 8:

The Filing Persons respectfully submit to the Staff that the Revised Proposal reflects both Westlake’s valuation of Axiall on a standalone basis as well as the benefits and risks of a potential combination of Westlake and Axiall. As described in the Revised Proxy Statement and certain of Westlake’s other filings with the Commission, the Revised Proposal represents a premium of over 143% to Axiall’s unaffected stock price and reflects the synergies Westlake expects to achieve in the transaction (which synergies would be shared with Axiall stockholders in light of the stock component to the proposed merger consideration of 0.1967 of a Westlake share). With respect to Axiall’s consideration of the estimated synergies, we refer the Staff to Response 2(f) above for details supporting our belief that Axiall’s estimated synergies are unrealistic and highly unlikely to be achieved.

The Filing Persons also respectfully submit to the Staff that the proposal Westlake made to acquire Georgia Gulf (a predecessor of Axiall) in 2012 for $35 per share is not relevant to the Initial Proposal or the Revised Proposal. Georgia Gulf was comprised of a different set of businesses than Axiall is currently, and market and industry outlook today are necessarily different than they were at the time of Westlake’s 2012 proposal to acquire Georgia Gulf. In particular, Westlake’s 2012 proposal pre-dated Georgia Gulf’s “Reverse Morris Trust” transaction with PPG’s Chlor Alkali business in 2013, which effectively doubled the number of Axiall shares outstanding. Axiall also incurred approximately $1.0 billion in additional leverage to fund the PPG transaction – comprised of borrowings to fund a $900 million cash payout to PPG stockholders and the assumption of $95 million in debt. Additionally, in the third quarter of 2015 Axiall recorded an $847.8 million goodwill impairment resulting from the PPG transaction. Finally, current market conditions are also markedly worse than they were in 2012. For example, current prevailing caustic soda prices are $270 per metric ton, relative to $443 per metric ton at the time of the PPG transaction.

Revocation of Proxies, page 37

9.	Please revise page 9 and page 37 to clarify that proxies may also be revoked by submitting a properly executed, later-dated WHITE proxy card.

Response 9:

The Filing Persons respectfully advise the Staff that they have revised the Revised Proxy Statement to address the Staff’s comment.

10.	We note your disclosure that a proxy can be revoked by “delivering written notice of revocation…to Westlake Chemical Corporation.” Please clarify that any revocation of a proxy not delivered to Axiall may not be recognized by the company. In this regard, we note that Axiall’s bylaws allow a stockholder to revoke a proxy by giving notice to the company.

Response 10:

The Filing Persons respectfully advise the Staff that they have revised the Revised Proxy Statement to address the Staff’s comment.

Solicitation of Proxies, page 39

11.	We note that proxies may be solicited by mail, courier services, advertising, publications of general distribution, telephone, Internet, facsimile or other electronic means or in person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Response 11:

The Filing Persons respectfully note the Staff’s comment and confirm their understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet, must be filed with the Commission under the cover of Schedule 14A on the date of first use.

U.S Securities and Exchange Commission

Attn: Pamela Long, p. 12

12.	Please revise to state the total amount of expenditures to date, as that amount is known. Please refer to Item 4(b)(4) of Schedule 14A.

Response 12:

The Filing Persons respectfully advise the Staff that they have revised the Revised Proxy Statement to address the Staff’s comment and disclose the total amount of expenditures incurred to date, to the extent known.

Rule 425 Filing on April 4, 2016

13.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. In this regard, we note your statements that “Axial has consistently overestimated the earnings power of its business and has a track record of failing to deliver on its operational and strategic objectives” and that Axiall has a “totally unrealistic assessment of Axiall’s value and future prospects.” Please provide the support described above for your disclosure.

Response 13:

The Filing Persons respectfully acknowledge the Staff’s comment and confirms that future statements of opinion or belief will be qualified as such.

The Filing Persons respectfully advise the Staff that these statements are quoted from correspondence sent by Westlake to Axiall and were based on the belief of Westlake at the time they were made. The Filing Persons believe they have a fair and reasonable basis for the statement that “Axiall has consistently overestimated the earnings power of its business and has a track record of failing to deliver on its operational and strategic objectives” and refer the Staff to Response 2(e) above for further details supporting such belief.

As described in Response 2(d) and Response 2(f) above, the Filing Persons also believe that the standalone financial projections that Axiall provided to representatives of Westlake during a meeting on March 18, 2016 are overly ambitious and materially over-estimate the future earnings power of Axiall’s business on a standalone basis. Furthermore, the Filing Persons believe that Axiall’s estimated synergies of as high as $270 million on an annual basis are unrealistic and highly unlikely to be achieved and refer the Staff to Response 2(d) and Response 2(f) above for further details supporting such belief.

The Filing Persons therefore respectfully submit to the Staff that the statements at issue has a factual foundation.

*        *        *

The Filing Persons hereby acknowledge that:

•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please feel free to contact me at 212-225-2784 or Christopher E. Austin at 212-225-2434.

Sincerely,

/s/ James E. Langston
James E. Langston

cc:	L. Benjamin Ederington, General Counsel, Westlake Chemical Corporation

Christopher E. Austin, Cleary Gottlieb Steen & Hamilton LLP

Asia Timmons-Pierce, U.S. Securities and Exchange Commission

Jennifer López, U.S. Securities and Exchange Commission